Filed by Handspring, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

The following is a series of slides relating to a conference call held on June 4, 2003 by Palm, Inc. and Handspring, Inc. announcing that Palm and Handspring unanimously approved a definitive agreement in which Palm will spin-off PalmSource, Inc. and after the spin-off acquire Handspring. The slide presentation is posted on Handspring’s web site.

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Palm Drives Industry
Transformation

June 4, 2003

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Eric Benhamou

Chairman & interim CEO
Palm, Inc.

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Conference Participants

Speakers
●	Eric Benhamou
Chairman and interim CEO Palm, Inc.

●	Todd Bradley
President and CEO Palm Solutions Group

●	Donna Dubinsky
Co-founder and CEO Handspring, Inc.

●	Jeff Hawkins
Co-founder, Chairman and Chief Product Officer Handspring, Inc.

Other participants
●	Judy Bruner
Chief Financial Officer Palm, Inc.

●	Ed Colligan
President and Chief Operating Officer Handspring

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What We Are Announcing Today
Palm drives transformation of handheld industry

Signed a definitive agreement to complete a transaction encompassing two important components:
- Acquisition of Handspring
- Spin-off of PalmSource

Also obtained Board approval for the final separation agreements between PalmSource and Palm

The two components of the transaction are expected to be simultaneous

The transaction will be voted on at the annual meeting of shareholders to be held this Fall

Rationale for Transaction

PalmSource Spin-Off

- Enables greater clarity of mission and focus
- Attracts more licensees and developers
- Fosters stronger Palm Economy
- Attracts own investors

Handspring Acquisition

- Combines operational excellence and innovation
- Creates an unmatched portfolio of products
- Strengthens distribution channels
- Combines industry leading management talents

Enhanced Shareholder Value

5

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Rationale for Transaction

PalmSource Spin-Off	Handspring Acquisition

● Enables greater clarity of mission and focus	● Combines operational excellence and innovation

● Attracts more licensees and developers	● Creates an unmatched portfolio of products

● Fosters stronger Palm Economy	● Strengthens distribution channels

● Attracts own investors	● Combines industry leading management talents

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Enhanced Shareholder Value

Transaction Will Strengthen Two Industry Leaders

<u>Step 2: Handspring Acquisition</u> – Occurs immediately following the spin-off of PalmSource palm
palmsource
STEP 1
palm Solutions Group
STEP 2
handspring
palm Solutions Group
handspring
MERGED COMPANY

6

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Transaction Will Strengthen
Two Industry Leaders

Step 1: PalmSource Spin-Off – Tax-free distribution of all PalmSource shares owned by Palm to Palm’s shareholders only

Step 2: Handspring Acquisition – Occurs immediately following the spin-off of PalmSource

Handspring shareholders to receive 0.09 Palm shares for each share of Handspring owned

As a result, Handspring shareholders will own 32.2% and Palm shareholders 67.8% of the merged company

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Industry Transformation

Creating shareholder value through industry growth and strategic focus

ULTRA-MOBILE
COMMUNICATIONS
EDUCATION
palmsource
INFORMATION
INDUSTRIAL
LIFESTYLE
palm
palm Solutions Group
handspring
MERGED COMPANY
MARKET OPPORTUNITY

7

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Industry Transformation
Creating shareholder value through industry growth
and strategic focus

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MARKET OPPORTUNITY

ULTRA-MOBILE

COMMUNICATIONS	EDUCATION

INFORMATION	INDUSTRIAL
LIFESTYLE

Todd Bradley

President and CEO
Palm Solutions Group

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Todd Bradley

President and CEO
Palm Solutions Group

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Merger of Leaders
Stronger company will emerge

Unique strategic opportunity in combining:
– Operational excellence
– Innovation

Combination addresses industry dynamics and customer requirements, creates stronger company

 Consistent with Solutions Groups strategic objectives
– Grow the market
– Maintain industry leadership
– Achieve consistent profitability

Focus is on shareholder value creation

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Handspring Acquisition Details

Structure
 – Simultaneous with completion of PalmSource spin-off
 – Handspring will be merged with remaining Palm Solutions Group of Palm

 Merger consideration (following spin-off of PalmSource)
– Fixed exchange ratio of 0.09 Palm shares for each share of Handspring common stock owned
– Palm, Inc. will issue approximately 13.9 million shares of common stock to Handspring’s shareholders on a fully diluted basis

Merged company ownership
– Handspring’s shareholders will own approximately 32.2% of the newly combined hardware company
– Palm’s shareholders will own approximately 67.8%

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Handspring Acquisition Details continued

Implied valuation
– Value to be received by Handspring shareholders will be based on the per share price of (Palm less PalmSource) multiplied by 13.9 million shares

Conditions of closing
– Customary regulatory approvals and customary closing conditions
– Shareholder approvals

Others
– Palm received 37.5% voting commitment from Handspring principals
– Palm to provide initial $10M line of credit to Handspring until closing (amounts and maturity to change under certain conditions)

Roadmap to Completion

Expect transaction to close in Fall '03

Announcement
Domestic and Foreign antitrust filings and reviews
SEC filings and reviews
Proxy mailings
Shareholders meetings
palmsource
palm Solutions Group
handspring
MERGED COMPANY

Today

Palm Q4 03 Results

Handspring Q4 03 Results

Palm Q1 04 Results

Handspring Q1 04 Results

Fall 2003

12

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Roadmap to Completion
Expect transaction to close in Fall ‘03

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palmsource™
				Shareholders meetings	palm Solutions Group
			Proxy mailings		handspring
		SEC filings and reviews			merged company
Domestic and Foreign antitrust filings and reviews
Announcement

Today	Palm Q4 03 Results		Palm Q1 04 Results		Fall 2003

		Handspring Q4 03 Results		Handspring Q1 04 Results

Industry Dynamics
Emerging fast-growing market opportunities

Worldwide
Millions of Units
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
Total 2002-2006 CAGR=23%
2002-2006
CAGR
Smart Phones 76%
Data Centric Communicators 42%
Traditional PDAs 8%

Source: Gartner, Inc., IDC, Canalys and Company Data

13

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Industry Dynamics
Emerging fast-growing market opportunities

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Worldwide Millions of Units
	Total 2002-2006 CAGR=23%

	2002-2006 CAGR
	Smart Phones	76%
	Data Centric Communicators	42%
	Traditional PDAs	8%

Source: Gartner, Inc., IDC, Canalys and Company Data

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Customer Requirements
Unmatched breadth of offering PIM to smart phones

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	Smart Phones		Phones with PDAs capabilities

Converged Voice and Data	Communicators		Wireless data PDA’s with telephone

Integrated Wireless	One-piece solution	Two-piece solution	Wireless data PDA’s including two-piece wide area data access

Traditional PDAs			Basic to premium form factors

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Stronger Company Combining operational excellence with innovation

Unmatched portfolio of leading products for consumers,
mobile professionals and businesses

Product Management	Product Development	Supply Chain	Sales and Marketing
unmatched industry vision and innovation	greater scale	Strengthened distribution from retail to carriers
Operating Excellence	Innovation

Strategic path to scale and profitability

Stronger Company

Deep management bench with unique industry expertise

Todd Bradley
CEO
Palm Solutions Group
Handspring
Handheld Computing
Smart phones
CFO
CTO
Global Operations
Other Corporate
Europe, Middle East, Africa
Asia Pacific
Product management
Product development
Sales & Marketing
Product management
Product development
Sales & Marketing

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Stronger Company
Deep management bench with unique industry expertise

Todd Bradley CEO ■ Palm Solutions Group ■ Handspring

	Handheld Computing	Smart phones
CFO

CTO	Product management	Product management

Global Operations	Product development	Product development

Other Corporate	Sales & Marketing	Sales & Marketing

Europe, Middle East, Africa

Asia Pacific

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Support Solutions Group’s Strategic Objectives

Grow the Market

  Attract first-time users
  Expand apps beyond PIM
  Develop new geographies
  Promote convergence

  Achieve Consistent Profitability

   Grow the market
   Design for profitability
   Increase productivity

  Maintain Industry Leadership

   Enhance user experience
   Drive business innovation
   Develop strategic relationships

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  Donna Dubinsky

  Co-founder & CEO
  Handspring, Inc.

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Merger of Leaders

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  Jeff Hawkins

  Co-founder, Chairman &
  Chief Product Officer
  Handspring, Inc.

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Future of Mobile Computing
  Our desktops, laptops and other terminals will be peripheral to the devices that fit in our pocket

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Our Track Record of Innovation

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HANDHELD	Pilot 1996	Palm III 1997	Palm V 1998	Visor 2000	Zire 2002	Tungsten T 2003	Zire 71 2003	Tungsten C 2003

TECHNOLOGY	Palm OS	HotSync	Graffiti	Services	Springboard		Browser

WIRELESS	Palm VII 1999	VisorPhone 2001	Treo 180 2001	i705 2002	Treo 270 2002	Treo 300 2002	Tungsten W 2002

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  Questions & Answers

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Forward Looking Statements

  This presentation contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following:  the transformation of the handheld industry; the strength of the Palm economy and the attraction of additional PalmSource licensees; the integration of the Handspring management team and employees with the Palm management team and employees; the market opportunities available to PalmSource and combined company; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the combined company following the merger;  the strength of distribution channels and the product portfolio of the combined company following the merger; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; the management and board composition of Palm following the merger; and the tax-free nature of the spin-off and merger for U.S. federal income tax purposes.  These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following:  the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm.  The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger.  A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission.  Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date of this presentation.

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Additional Information and Where to Find It

  Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring.  In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm.  Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

  Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above.  PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above   Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

               Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above.  Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).